ATLASCLEAR HOLDINGS, INC.
2203 Lois Ave., Suite 814

Tampa, FL 33607

March 4, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.
Washington, D.C. 20549
Attention: Madeleine Joy Mateo

Re:	AtlasClear Holdings, Inc. Registration Statement on Form S-1
Filed December 31, 2024, as amended
File No. 333-284095

Dear Ms. Mateo:

AtlasClear Holdings, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-284095), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 9:00 a.m., Eastern time, on Thursday, March 6, 2025, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please contact our counsel, Jason Simon of Greenberg Traurig, LLP, at (703) 749-1386 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Sincerely,

ATLASCLEAR HOLDINGS, INC.

By:	/s/ John Schaible
	Name:	John Schaible
	Title:	Executive Chairman